Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
+(86-21) 6879-6250
investor.relations@51job.com

51job, Inc. Reports Third Quarter 2009 Financial Results

SHANGHAI, China, November 23, 2009 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the third quarter of 2009 ended September 30, 2009.

Third Quarter 2009 Financial Highlights:
● ● ● ● ● ●
Total revenues increased 5.1% over Q3 2008 to RMB219.6 million (US$32.2 million), exceeding the
Company’s guidance range of RMB198 million to RMB208 million
 Gross margin expanded to 62.4% compared with 52.7% in Q3 2008 primarily due to cost control and efficiency measures
 Operating income increased 81.6% over Q3 2008 to RMB40.1 million (US$5.9 million)
 Fully diluted earnings per common share were RMB0.65 (US$0.19 per ADS)
 Excluding share-based compensation expense and the impact of foreign currency translation loss, non-GAAP adjusted fully diluted earnings per common share were RMB0.77 (US$0.22 per ADS), exceeding the Company’s guidance range of RMB0.48 to RMB0.58
 Cash and short-term investments increased to RMB1,173.9 million (US$172.0 million) as of September 30,
2009

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “We saw an improvement in market conditions in the third quarter as recruitment activity and job openings increased compared to the early part of 2009. The uptick in market demand, coupled with our successful efforts this year to realign our cost structure and drive operating efficiency, resulted in significant margin expansion and allowed us to achieve our most profitable quarter ever. With our strong brand, focus on innovation and proven execution capability, we are confident in our leadership position as the premier HR services provider in China.”

Third Quarter 2009 Unaudited Financial Results

Total revenues for the third quarter ended September 30, 2009 were RMB219.6 million (US$32.2 million), an increase of 5.1% from RMB209.0 million for the same quarter in 2008.

Print advertising revenues for the third quarter of 2009 decreased 7.2% to RMB77.1 million (US$11.3 million) compared with RMB83.2 million for the same quarter in 2008. The decrease was primarily due to a lower volume of print advertising pages in 51job Weekly resulting from a decline in market demand, which was largely offset by higher average revenue per page. The estimated number of print advertising pages generated in the third quarter of 2009 decreased 23.6% to 3,213 compared with 4,204 pages in the same quarter in 2008. Although print advertising prices charged in each city have remained relatively stable, overall average revenue per page increased 21.4% over the third quarter of 2008 due to an increase in page volume contribution from cities where print advertising prices are generally higher as compared to the same quarter of the prior year.

Online recruitment services revenues for the third quarter of 2009 were RMB90.1 million (US$13.2 million), representing a 16.0% increase from RMB77.7 million for the same quarter of the prior year. The increase primarily resulted from a greater number of unique employers using the Company’s online recruitment services, which was partially offset by lower average revenue per unique employer. Unique employers increased 47.0% to 91,167 in the third quarter of 2009 compared with 62,023 in the same quarter of the prior year driven by greater customer acceptance and usage of online recruitment services. Average revenue per unique employer decreased 21.1% in the third quarter of 2009 due to employers purchasing lower priced products and/or reducing their overall spending on online recruitment services as compared to the same quarter in 2008.

Other human resource related revenues for the third quarter of 2009 increased 8.6% to RMB52.4 million (US$7.7 million) from RMB48.2 million in the same quarter of 2008 principally due to greater customer demand for human resource outsourcing services, which was partially offset by lower revenues from executive search and training services.

Gross profit for the third quarter of 2009 increased 24.3% to RMB129.7 million (US$19.0 million) from RMB104.3 million for the same quarter of the prior year. Gross margin, which is equal to gross profit divided by net revenues, expanded to 62.4% in the third quarter of 2009 compared with 52.7% in the same quarter in 2008 primarily due to lower printing related and other direct expenses resulting from the implementation of cost control and efficiency measures earlier this year.

Operating expenses for the third quarter of 2009 were RMB89.6 million (US$13.1 million) compared with RMB82.3 million for the same quarter of 2008. Operating expenses as a percentage of net revenues was 43.1% for the third quarter of 2009 compared with 41.6% for the third quarter of 2008. Excluding share-based compensation expense, operating expenses as a percentage of net revenues was 40.5% in the third quarter of 2009 compared with 38.9% in the third quarter of 2008.

Sales and marketing expenses for the third quarter of 2009 increased 7.5% to RMB53.2 million (US$7.8 million) from RMB49.4 million for the same quarter of the prior year primarily due to increased commissions resulting from higher sales and greater advertising expenses, which were partially offset by lower travel and entertainment expenses compared to the same quarter in 2008.

General and administrative expenses for the third quarter of 2009 increased 11.1% to RMB36.5 million (US$5.3 million) from RMB32.8 million in the third quarter of 2008, which was largely attributable to higher employee compensation, rental and depreciation expenses incurred in the third quarter of 2009.

Income from operations for the third quarter of 2009 increased 81.6% to RMB40.1 million (US$5.9 million) from RMB22.1 million for the same quarter of the prior year. Other income in the third quarter of 2009 included tax subsidies of RMB7.4 million (US$1.1 million) compared with RMB2.9 million in the same quarter of the prior year. The Company’s effective tax rate was 30.1% in the third quarter of 2009 compared with 7.4% in the third quarter of 2008, which was lower due to an adjustment for the cumulative impact of certain tax changes in 2008.

Net income for the third quarter of 2009 increased 27.0% to RMB35.9 million (US$5.3 million) from RMB28.3 million for the same quarter in 2008. Fully diluted earnings per common share for the third quarter of 2009 were RMB0.65 (US$0.10) compared with RMB0.50 for the same quarter in 2008. Fully diluted earnings per ADS for the third quarter of 2009 were RMB1.29 (US$0.19) compared with RMB1.00 in the third quarter of 2008.

In the third quarter of 2009, the Company recognized total share-based compensation expense of RMB6.5 million (US$0.9 million), unchanged from the third quarter of 2008. The Company also recognized a foreign currency translation loss of RMB86,000 (US$13,000) in the third quarter of 2009 compared with a translation loss of RMB1.5 million in the third quarter of 2008.

Excluding share-based compensation expense and the impact of foreign currency translation loss, non-GAAP adjusted income for the third quarter of 2009 increased 17.0% to RMB42.5 million (US$6.2 million) compared with RMB36.3 million for the third quarter of 2008. Non-GAAP adjusted fully diluted earnings per common share were RMB0.77 (US$0.11) in the third quarter of 2009 compared with RMB0.64 in the third quarter of 2008. Non-GAAP adjusted fully diluted earnings per ADS in the third quarter of 2009 were RMB1.53 (US$0.22) compared with RMB1.28 in the third quarter of 2008.

Nine Months 2009 Unaudited Financial Results

Total revenues for the nine months ended September 30, 2009 were RMB591.2 million (US$86.6 million), a decrease of 11.0% from RMB664.2 million in the comparable period in 2008. Income from operations for the nine months ended September 30, 2009 decreased to RMB78.6 million (US$11.5 million) from RMB90.9 million for the same period last year.

Net income for the first nine months of 2009 decreased to RMB66.1 million (US$9.7 million) from RMB69.8 million for the same period in 2008. Fully diluted earnings per common share for the first nine months of 2009 decreased to RMB1.18 (US$0.17) from RMB1.23 in the comparable period in 2008. Fully diluted earnings per ADS for the first nine months of 2009 were RMB2.37 (US$0.35) compared with RMB2.46 in the same period in 2008.

Excluding share-based compensation and foreign currency translation loss, non-GAAP adjusted net income for the nine months ended September 30, 2009 decreased to RMB87.1 million (US$12.8 million) from RMB108.2 million for the nine months ended September 30, 2008. Non-GAAP adjusted fully diluted earnings per common share were RMB1.56 (US$0.23) in first nine months of 2009 compared with RMB1.91 in the same period in 2008. Non-GAAP adjusted fully diluted earnings per ADS in the first nine months of 2009 were RMB3.12 (US$0.46) compared with RMB3.81 in the same period in 2008.

In September 2008, the Company announced that its shareholders had approved a share repurchase program authorizing the repurchase of up to US$25 million worth of outstanding ADSs. In the third quarter of 2009, the Company repurchased 273,563 ADSs, representing 547,126 common shares, in the open market for an aggregate consideration of US$3.3 million, including transaction fees. Since the inception of this share repurchase program, the Company has repurchased a total of 794,605 ADSs, representing 1,589,210 common shares, for an aggregate consideration of US$7.0 million.

As of September 30, 2009, the Company had cash and short-term investments totaling RMB1,173.9 million (US$172.0 million) compared with RMB1, 074.4 million at December 31, 2008. Short-term investments consist of certificates of deposit held by the Company in banking institutions in China.

Business Outlook

Based on current market and operating conditions, and taking into consideration that the fourth quarter is historically a seasonally weak period for recruitment, the Company’s revenue target for the fourth quarter of 2009 is in the estimated range of RMB215 million to RMB225 million (US$31.5 million to US$33.0 million). Excluding share-based compensation expense and any foreign currency translation loss or gain, the Company’s non-GAAP fully diluted earnings target for the fourth quarter of 2009 is in the estimated range of RMB0.58 to RMB0.68 per common share (US$0.17 to US$0.20 per ADS). The Company expects aggregate share-based compensation expense in the fourth quarter of 2009 to be in the estimated range of RMB6 million to RMB7 million (US$0.9 million to US$1.0 million).

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.8262 to US$1.00, the noon buying rate on September 30, 2009 in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold a conference call at 8:00 a.m. Eastern Time (9:00 p.m. Shanghai / Hong Kong time zone) on November 23, 2009 to discuss its third quarter 2009 financial results, operating performance and business outlook. To dial in to the call, please use conference ID 4183748 and the following telephone numbers:

US: +1-877-941-2332

Hong Kong: +852-3009-5027

International: +1-480-629-9722

The call will also be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of adjusted net income, adjusted earnings per common share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense and foreign currency translation gain or loss. The Company believes excluding share-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding foreign currency translation gain or loss from its non-GAAP financial measures is useful for its management and investors as such translation gain or loss is unrelated to the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and foreign currency translation gain or loss are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search services and salary surveys. 51job’s nationwide office network spans 26 cities in China.

Safe Harbor Statement

Statements in this release regarding targets for the fourth quarter of 2009, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the fourth quarter of 2009; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the fourth quarter of 2009 or as a result of new information, future events or otherwise.

- Financial tables to follow -
51job, Inc.
Consolidated Statements of Operations

	For the Three Months Ended
	September 30,	September 30,	September 30,
	2008	2009	2009
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	83,163	77,140	11,301
Online recruitment services	77,663	90,102	13,199
Other human resource related revenues	48,197	52,355	7,670

Total revenues	209,023	219,597	32,170

Less: Business and related tax	(11,257)	(11,586)	(1,697)

Net revenues	197,766	208,011	30,473

Cost of services (Note 2)	(93,445)	(78,309)	(11,472)

Gross profit	104,321	129,702	19,001

Operating expenses:
Sales and marketing (Note 3)	(49,437)	(53,168)	(7,789)
General and administrative (Note 4)	(32,817)	(36,469)	(5,343)

Total operating expenses	(82,254)	(89,637)	(13,132)

Income from operations	22,067	40,065	5,869
Loss from foreign currency translation	(1,533)	(86)	(13)
Interest and investment income	7,151	3,974	582
Other income	2,863	7,436	1,090

Income before provision for income tax	30,548	51,389	7,528
Income tax expense	(2,262)	(15,475)	(2,267)

Net income	28,286	35,914	5,261

Earnings per share:
Basic	0.50	0.65	0.10
Diluted	0.50	0.65	0.10
Earnings per ADS (Note 5):
Basic	1.00	1.30	0.19
Diluted	1.00	1.29	0.19
Weighted average number of common shares outstanding:
Basic	56,643,124	55,262,260	55,262,260
Diluted	56,728,877	55,482,240	55,482,240

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8262 on September 30, 2009 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB1,192 and RMB1,036 (US$152) for the three months ended September 30, 2008 and 2009, respectively.

3.	Includes share-based compensation expense of RMB1 023 and RMB891 (US$131) for the three months ended September 30, 2008 and 2009, respectively.

4.	Includes share-based compensation expense of RMB4,252 and RMB4,542 (US$665) for the three months ended September 30, 2008 and 2009, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Consolidated Statements of Operations

	For the Nine Months Ended
	September 30,	September 30,	September 30,
	2008	2009	2009
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	299,535	214,873	31,478
Online recruitment services	239,380	235,735	34,534
Other human resource related revenues	125,291	140,556	20,590

Total revenues	664,206	591,164	86,602

Less: Business and related tax	(34,073)	(31,154)	(4,564)

Net revenues	630,133	560,010	82,038

Cost of services (Note 2)	(286,608)	(226,045)	(33,114)

Gross profit	343,525	333,965	48,924

Operating expenses:
Sales and marketing (Note 3)	(157,036)	(151,297)	(22,164)
General and administrative (Note 4)	(95,583)	(104,098)	(15,250)

Total operating expenses	(252,619)	(255,395)	(37,414)

Income from operations	90,906	78,570	11,510
Loss from foreign currency translation	(18,369)	(197)	(29)
Interest and investment income	20,207	11,188	1,639
Other income	2,814	8,309	1,217

Income before provision for income tax	95,558	97,870	14,337
Income tax expense	(25,713)	(31,739)	(4,650)

Net income	69,845	66,131	9,687

Earnings per share:
Basic	1.23	1.19	0.17
Diluted	1.23	1.18	0.17
Earnings per ADS (Note 5):
Basic	2.47	2.37	0.35
Diluted	2.46	2.37	0.35
Weighted average number of common shares outstanding:
Basic	56,580,854	55,729,039	55,729,039
Diluted	56,726,136	55,847,597	55,847,597

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8262 on September 30, 2009 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB3,354 and RMB3,333 (US$488) for the nine months ended September 30, 2008 and 2009, respectively.

3.	Includes share-based compensation expense of RMB2,883 and RMB2,866 (US$420) for the nine months ended September 30, 2008 and 2009, respectively.

4.	Includes share-based compensation expense of RMB13,727 and RMB14,607 (US$2,140) for the nine months ended September 30, 2008 and 2009, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	September 30,	September 30,	September 30,
	2008	2009	2009
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	30,548	51,389	7,528
Add back: Share-based compensation expense	6,467	6,469	948
Add back: Loss from foreign currency translation	1,533	86	13

Non-GAAP income before provision for income tax	38,548	57,944	8,489
Non-GAAP income tax expense	(2,262)	(15,473)	(2,267)

Non-GAAP adjusted net income	36,286	42,471	6,222

Non-GAAP adjusted earnings per share:
Basic	0.64	0.77	0.11
Diluted	0.64	0.77	0.11
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	1.28	1.54	0.23
Diluted	1.28	1.53	0.22
Weighted average number of common shares outstanding:
Basic	56,643,124	55,262,260	55,262,260
Diluted	56,728,877	55,482,240	55,482,240

	For the Nine Months Ended
	September 30,	September 30,	September 30,
	2008	2009	2009
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	95,558	97,870	14,337
Add back: Share-based compensation expense	19,964	20,806	3,048
Add back: Loss from foreign currency translation	18,369	197	29

Non-GAAP income before provision for income tax	133,891	118,873	17,414
Non-GAAP income tax expense	(25,726)	(31,740)	(4,650)

Non-GAAP adjusted net income	108,165	87,133	12,764

Non-GAAP adjusted earnings per share:
Basic	1.91	1.56	0.23
Diluted	1.91	1.56	0.23
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	3.82	3.13	0.46
Diluted	3.81	3.12	0.46
Weighted average number of common shares outstanding:
Basic	56,580,854	55,729,039	55,729,039
Diluted	56,726,136	55,847,597	55,847,597

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8262 on September 30, 2009 in New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	As of
	December 31,	September 30,	September 30,
	2008	2009	2009
(In thousands, except number of shares and per share data)	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS
Current assets:
Cash	1,058,310	976,653	143,074
Short-term investments	16,100	197,232	28,893
Accounts receivable (net of allowance of RMB2,783 and RMB3,754 as of December 31, 2008 and September 30, 2009, respectively)	19,524	18,694	2,739
Prepayments and other current assets	44,996	36,257	5,312
Deferred tax assets, current	2,322	5,005	733

Total current assets	1,141,252	1,233,841	180,751

Long-term investments	15,927	15,914	2,331
Property and equipment	205,805	187,717	27,500
Intangible assets	4,669	5,844	856
Other long-term assets	6,311	20,807	3,048
Deferred tax assets, non-current	405	286	42

Total assets	1,374,369	1,464,409	214,528

LIABILITIES
Current liabilities:
Accounts payable	10,511	9,947	1,457
Salary and employee related accrual	22,370	22,512	3,298
Taxes payable	13,337	30,493	4,467
Advance from customers	87,639	115,825	16,968
Other payables and accruals	12,939	12,392	1,815

Total current liabilities	146,796	191,169	28,005

Deferred tax liabilities, non-current	730	1,106	162

Total liabilities	147,526	192,275	28,167

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 56,378,139 and 55,108,969 shares issued and outstanding as of December 31, 2008 and September 30, 2009, respectively)	47	46	7
Additional paid-in capital	917,352	896,506	131,333
Statutory reserves	6,947	6,947	1,018
Other comprehensive income	1,054	1,061	155
Retained earnings	301,443	367,574	53,848

Total shareholders’ equity	1,226,843	1,272,134	186,361

Total liabilities and shareholders’ equity	1,374,369	1,464,409	214,528

Note 1:
The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8262 on September 30, 2009 in New York for cable transfers of RMB as set forth in the H.10 weekly
statistical release of the Federal Reserve Board.